Exhibit 10.41

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

NIGHTHAWK RADIOLOGY HOLDINGS, INC.

AND

FUTURERAD, LLC

JUNE 30, 2010

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

1.1	Capitalized Terms	1
1.2	Construction	9

ARTICLE II SALE AND PURCHASE OF INTERESTS; CLOSING		10

2.1	Interests	10
2.2	Consideration	10
2.3	Closing	10
2.4	Seller Closing Deliverables	10
2.5	Buyer Closing Deliverables	11
2.6	Purchase Price Allocation	11

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		11

3.1	Organization	12
3.2	Authority	12
3.3	Capital Structure	12
3.4	Conflict	13
3.5	Indebtedness; Guaranties	13
3.6	Unaudited Balance Sheets	14
3.7	Absence of Changes	14
3.8	Legal and Other Compliance	17
3.9	Contracts	18
3.10	Restrictions on Business Activities	18
3.11	Title to Properties, Absence of Liens, Condition of Equipment	19
3.12	Intellectual Property	19
3.13	Litigation	20
3.14	Insurance	20
3.15	Tax Matters	21
3.16	Environmental Matters	23
3.17	Brokers’ and Finders’ Fees	24
3.18	Employee and Contractor Matters	24
3.19	Employee Plans	26
3.20	Consents	28
3.21	Government Contracts	28
3.22	Books and Records	29
3.23	Medical Liability	29
3.24	Complete Copies of Materials	29
3.25	Affiliate Transactions	29
3.26	Non-Public Information	30
3.27	Customers	30

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ARTICLE IV REPRESENTATIONS AND WARRANTIES OF BUYER		30

4.1	Authority	30
4.2	No Conflict	30
4.3	Investment Representation	30
4.4	Organization	30
4.5	Consents	31

ARTICLE V ADDITIONAL AGREEMENTS		31

5.1	Confidentiality	31
5.2	Public Disclosure	31
5.3	Consents	32
5.4	Legal Requirements	32
5.5	Additional Documents and Further Assurances	32
5.6	Tax Matters	32
5.7	Employee and Employee Plan Matters	34

ARTICLE VI SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		35

6.1	Survival of Representations and Warranties	35
6.2	General Indemnification	36
6.3	Limitation on Claims	37
6.4	Indemnification Procedure	37
6.5	Resolution of Conflicts	38
6.6	Third-Party Claims	38
6.7	Subrogation	40
6.8	Exclusive Remedy	40

ARTICLE VII GENERAL PROVISIONS		40

7.1	Notices	40
7.2	Expenses	41
7.3	Entire Agreement	41
7.4	Severability	41
7.5	Investigation, Rights Reservation	42
7.6	Governing Law	42
7.7	Specific Performance	42
7.8	Counterparts	42
7.9	Representation by Counsel	42
7.10	Amendment	42
7.11	No Third Party Beneficiaries	42
7.12	Attorney Client Privilege	43
7.13	Disclosure Letter	43

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of June 30, 2010 among Nighthawk Radiology Holdings, Inc., a Delaware corporation (“Seller”); and FutureRad, LLC, a Florida limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the issued and outstanding equity interests in the Acquired Companies (as defined below), and the Acquired Companies are each considered to be an entity “[d]isregarded as an entity separate from its owner” pursuant to Treasury Regulations §301.7701-3(b)(1)(ii) (a “Disregarded Entity”);

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the membership interests, including all financial, voting and equity interests (the “Interests”) of Midwest Physicians Services, LLC, a Minnesota limited liability company (“Support Services Company”), and Emergency Radiology Services, LLC, a Minnesota limited liability company (“ERS” and together with the Support Services Company, the “Acquired Companies”), for the consideration and on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, in connection with the acquisition of the Acquired Companies, the parties will treat the transactions contemplated hereunder as the acquisition of all of the assets and liabilities of the Acquired Companies for federal and state income tax purposes.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Capitalized Terms. The following capitalized terms shall have the meanings set forth below:

“Acquired Companies” shall have the meaning set forth in the recitals hereof.

“Acquired Company Contracts” shall have the meaning set forth in Section 3.9(a).

“Acquired Company Customers” shall have the meaning set forth in Section 3.27.

“Acquired Company Intellectual Property” shall mean Technology and Intellectual Property Rights, including Acquired Company Registered Intellectual Property Rights, that are owned by or licensed to any of the Acquired Companies (excluding the License Agreement IP).

“Acquired Company Registered Intellectual Property Rights” shall mean all Registered Intellectual Property Rights owned or otherwise held by either of the Acquired Companies.

“Acquired Company Tax Return” shall mean any Tax Return filed by or on behalf of either of the Acquired Companies or a Tax Return of Seller in which operations of the Acquired Companies are included.

“Agreement” shall have the meaning set forth in the preamble hereof, as qualified by the Disclosure Letter, together with all exhibits and schedules hereto.

“AMICAS IP” means all Technology and Intellectual Property Rights licensed, or to be licensed, by AMICAS to Support Services Company pursuant to that AMICAS, Inc. Master Software License and Services Agreement dated as of July 1, 2010.

“Books and Records” shall mean all papers and records (in paper or electronic format) in the care, custody or control of Seller, its affiliates or the Acquired Companies pertaining to the Acquired Companies including, without limitation, all financial, purchasing and sales records, stock records, minutes of meetings and other actions of the board of directors and equityholders of the Acquired Companies, customer and vendor lists, accounting and financial records, product documentation and specifications, and marketing documents.

“Business” shall mean all of the operations, activities, services and products of the Acquired Companies as currently conducted.

“Buyer” shall have the meaning set forth in the preamble hereof.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 6.2(a).

“Charter Documents” shall have the meaning set forth in Section 3.1(b).

“Chemical Substance” shall mean any chemical substance which is regulated under any Environmental Law.

“Closing” shall have the meaning set forth in Section 2.3.

“Closing Date” shall have the meaning set forth in Section 2.3.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Confidential Information” shall mean all Trade Secrets and other confidential or proprietary information of a Person that such Person desires remain secret or confidential, including information derived from reports, investigations, research, work in progress, codes, marketing and sales programs, financial projections, cost summaries, pricing formulas, contract analyses, financial information, projections, confidential filings with any state or federal agency, and all other confidential concepts, methods of doing business, ideas, materials or information prepared or performed for, by or on behalf of such Person by its employees, officers, directors, agents, representatives, or consultants. Confidential Information shall not include information pertaining to the Acquired Companies and/or the Business that is publicly available or that becomes publicly available other than through a wrongful act by Seller or one of its Affiliates.

“Conflict of Interest” shall have the meaning set forth in Section 6.6(b)(iv).

“Continuing Employee” shall have the meaning set forth in Section 5.7(a).

“Contract” shall mean any mortgage, indenture, lease, contract (oral or written), covenant or other agreement, instrument or commitment, permit, concession, franchise or license, including any amendment or modifications made thereto.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property Rights set forth in this Section 1.1.

“Credit Agreement” shall mean that Amended and Restated Credit Agreement, dated as of July 10, 2007, among Seller, various lenders and Morgan Stanley Senior Funding, Inc., as administrative agent, and that Amended and Restated Guaranty and Collateral Agreement dated July 10, 2007 among Seller, its subsidiaries and Morgan Stanley Senior Funding, Inc., as collateral agent.

“Customer Information” shall have the meaning set forth in Section 3.11(c).

“Development Tools” shall mean development software, development documentation, compilers, interpreters, system build software, test suites, testing tools and documentation, support tools, revision control systems and environments and other materials used in or necessary to the use, development, testing, maintenance, support, modification or implementation of the products or other development activities of the Business.

“Disclosing Party” shall have the meaning assigned in Section 5.1.

“Disclosure Letter” shall have the meaning set forth in the preamble to Article III.

“Disregarded Entity” has the meaning set forth in the recitals hereof.

“Domain Rights” shall have the meaning set forth in the definition of Intellectual Property Rights set forth in this Section 1.1.

“Employee” shall mean any current employee of Seller or its affiliate Nighthawk Radiology Services, LLC that primarily provides services to an Acquired Company.

“Employee Contract” shall mean each management, employment, severance, consulting, relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding between any Employee or Former Employee of either of the Acquired Companies and either of the Acquired Companies or any ERISA Affiliate.

“Employee Plan” shall mean any Pension Plan, Welfare Plan or any other material plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retention payments, incentive compensation or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including, without limitation, each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which, in each case, is or has been maintained, contributed to, or required to be contributed to, by the Seller or any Acquired Company or any ERISA Affiliate for the benefit of any Employee (or their spouses, dependents or beneficiaries) or any Former Employee of either of the Acquired Companies, or with respect to which the Acquired Companies may have any Liability.

“Environment” shall mean real property and any improvements thereon, and also includes, but is not limited to, ambient air, surface water, drinking water, groundwater, land surface, subsurface strata and water body sediments.

“Environmental Laws” shall mean any applicable law, regulation or legal requirement relating to the Release of Chemical Substances or Extremely Hazardous Substances.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean the Seller or any Person that together with an Acquired Company is considered a single employer pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 3(5) or 4001(b)(1) of ERISA.

“ERS” shall have the meaning set forth in the recitals hereof.

“Extremely Hazardous Substance” shall have the meaning set forth in Section 302 of the United States Emergency Planning and Community Right-to-Know Act of 1986, as amended.

“Federal Health Care Program” shall mean any plan or program that provides health benefits, whether directly, through insurance, or otherwise, which is funded directly, in whole or in part, by the U.S. Government, or any state health care program either approved under the Social Security Act or receiving federal funds.

“Former Employee” shall have the meaning set forth in Section 3.19(k).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Entity” shall mean any court, administrative agency or commission or other federal, state, county, local or foreign governmental authority, instrumentality, agency or commission.

“Holdings II” shall mean SPR Holdings II, LLC, a Minnesota limited liability company.

“Indemnified Party” shall mean a Seller Indemnified Party or Buyer Indemnified Party, as the context requires.

“Indemnifying Party” has the meaning set forth in Section 6.6(a).

“Indemnity Cap” shall have the meaning set forth in Section 6.3.

“Intellectual Property Rights” shall mean any or all of the following and all statutory and/or common law rights throughout the world in, arising out of, or associated therewith: (i) all patents and applications therefor, inventor’s certificates and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof (collectively, “Patents”); (ii) all trade secrets, proprietary information, and know how (collectively, “Trade Secrets”); (iii) all copyrights, copyright registrations and applications, including moral rights and rights in Software, (“Copyrights”); (iv) all trade names, logos, trademarks and service marks, trademark and service mark registrations and applications (collectively, “Trademarks”); (v) all rights to Uniform Resource Locators, world wide web site addresses and domain names (collectively, “Domain Rights”); (vi) all databases and data collections (including patient and billing data, knowledge databases, customer lists and customer databases); (vii) any similar, corresponding or equivalent rights to any of the foregoing; and (viii) all goodwill associated with any of the foregoing.

“Interests” shall have the meaning set forth in the recitals hereof.

“Interim Balance Sheets” shall have the meaning set forth in Section 3.6(a).

“Interim Balance Sheet Date” shall have the meaning set forth in Section 3.6(a).

“Lease Agreements” shall mean that Lease, dated as of July 16, 2007, by and between Physicians Services Building, LLC and the Support Services Company and that Sublease, dated as of July 13, 2007, by and between Midwest Radiology, LLC and ERS.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, ordinance, code, order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Liability” shall mean any debt, liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

“License Agreement” shall mean that TALON License Agreement, dated as of July 1, 2010, by and between Nighthawk Radiology Services, LLC and Support Services Company.

“License Agreement IP” means Technology and Intellectual Property Rights licensed under the License Agreement.

“Lien” shall mean any mortgage, pledge, lien, security interest, charge, encumbrance, restriction on transfer, conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any indebtedness, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided that the rights of parties under equipment leases, consignment arrangements and licenses shall not constitute Liens.

“Loss” and collectively “Losses” shall have the meanings set forth in Section 6.2(a).

“Material Adverse Effect” shall mean any circumstance, change or event that materially impairs Buyer’s ability to use, sell, license, market, modify, or operate the assets of the Acquired Companies or operate the Business of the Acquired Companies in substantially the same manner as Seller and the Acquired Companies did prior to the date of this Agreement; provided that, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has occurred, a Material Adverse Effect: (i) any effect resulting from changes in general economic conditions; (ii) any effect resulting from changes affecting the industry generally in which an Acquired Company operates; or (iii) any effect resulting from the announcement or pendency of the transactions contemplated hereby.

“Multiemployer Plan” shall mean any “Pension Plan” which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.

“Object Code” shall mean computer software, substantially or entirely in binary form, which is intended to be directly executable by a computer after suitable processing and linking but without the intervening steps of compilation or assembly.

“Officer’s Certificate” has the meaning set forth in Section 6.4(c).

“Ordinary Course of Business” shall mean the ordinary course of business, consistent with past practice (including with respect to quantity and frequency).

“Original Closing Date” means the effective time and date of the Original Purchase Agreement.

“Original Purchase Agreement” shall mean that Membership Interest Purchase Agreement, dated as of July 16, 2007, by and between the Seller, Support Services Company, ERS and Holdings II.

“Patents” shall have the meaning set forth in the definition of Intellectual Property Rights set forth in this Section 1.1.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Pension Plan” means each Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Permitted Liens” shall mean the following types of Liens: (i) statutory Liens of carriers, warehousemen, mechanics, repairmen, workmen, landlords and materialmen and other like statutory Liens, in each case incurred in the Ordinary Course of Business consistent with past practice; (ii) easements, rights-of-way, restrictions, encroachments, and other minor defects or irregularities in title, in each case which do not impair in any material respect the operations conducted by means of the properties and assets affected thereby; (iii) any immaterial zoning or similar law or right reserved to or vested in any Governmental Entity to control or regulate the use of any real property; (iv) Liens for Taxes not yet due and payable; (v) immaterial undetermined or immaterial inchoate Liens incidental to current construction or current operations and statutory Liens claimed or held by any Governmental Entity which have not at the time been filed or registered against the title to the asset or which relate to obligations not due or delinquent; and (vi) the terms governing any Technology and Intellectual Property Rights licensed or otherwise provided by a Person.

“Person” shall mean any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group of any of the foregoing.

“Pre-Closing Period” shall have the meaning set forth in Section 5.6(e).

“Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination or investigation that is, has been or may in the future be commenced, brought, conducted or heard at law or in equity before any Governmental Entity or properly convened arbitration panel.

“Property Taxes” shall have the meaning set forth in Section 5.6(e).

“Purchase Price” shall have the meaning set forth in Section 2.2.

“Receiving Party” shall have the meaning set forth in Section 5.1.

“Registered Intellectual Property Rights” shall mean all United States, international and foreign: (i) Patents and Patent applications (including provisional applications); (ii) registered Trademarks and applications for Trademarks, including intent-to-use applications, or other registrations or applications related to Trademarks; (iii) registered Copyrights and applications for Copyrights; (iv) domain name registrations; and (v) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued, filed with or recorded by any Governmental Entity.

“Release” shall mean any actual spilling, leaking, pumping, pouring, emitting, dispersing, emptying, discharging, injecting, leaching, dumping or disposing of any Chemical Substance or Extremely Hazardous Substance into the Environment.

“Relevant Period” shall have the meaning set forth in Section 5.6(a).

“Seller” shall have the meaning set forth in the preamble hereof.

“Seller Indemnified Parties” has the meaning set forth in Section 6.2(b).

“Seller Straddle Period Taxes” shall have the meaning set forth in Section 5.6(e).

“Software” shall mean any and all computer software and code, including assemblers, applets, compilers, Source Code, Object Code, data (including image and sound data), Development Tools, design tools and user interfaces, in any form or format, however fixed. Software shall include Source Code listings, file listings, functionality descriptions and documentation.

“Source Code” shall mean computer software and code, in form other than Object Code form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.

“SPRPA” shall mean St. Paul Radiology, P.A., a Minnesota corporation.

“Straddle Period” shall have the meaning set forth in Section 5.6(e).

“Subsidiary” shall mean, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at any time directly or indirectly owned by such Person.

“Support Services Company” shall have the meaning set forth in the preamble hereof.

“Tax” or “Taxes” shall mean: (i) any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any liability for the payment of any amounts of the type described in the foregoing clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium relief or similar arrangement); and (iii) any liability for the payment of any amounts of the type described in the foregoing clause (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligations under any agreements or arrangements with any other Person with respect to such amounts and including any liability for taxes of a predecessor entity.

“Tax Return” shall mean any U.S. federal, state, local or non-U.S. return, estimate, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Technology” shall mean all technology, technical and business information and all tangible embodiments of Intellectual Property Rights, including Software, Development Tools, systems, files, records, databases, drawings, artwork, designs, displays, audio-visual works, devices, hardware, apparatuses, documentation, manuals, specifications, flow charts, web pages, customer lists, electronic and other data, and other tangible embodiments of, or materials describing or disclosing, technical or business data, concepts, know-how, show-how, techniques, Trade Secrets, inventions (whether patentable or unpatentable), algorithms, formulae, processes, routines, databases, works of authorship and the like.

“Third Party Accounts Receivable” has the meaning set forth in Section 3.6(b).

“Third Party Claim” has the meaning set forth in Section 6.6(a).

“Threshold Amount” shall have the meaning set forth in Section 6.3.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property Rights set forth in this Section 1.1.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property Rights set forth in this Section 1.1.

“Transaction Expenses” shall have the meaning set forth in Section 7.2.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Unlimited Representations” shall have the meaning set forth in Section 6.1.

“Welfare Plan” means each Employee Plan that is an “employee welfare benefit plan,” as such term is defined in Section 3(1) of ERISA.

1.2 Construction.

(a)	For purposes of this Agreement, whenever the context requires: the singular number will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.

(b)	As used in this Agreement, the words “include” and “including” and variations thereof will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”

(c)	Except as otherwise indicated, all references in this Agreement to “Articles,” “Schedules,” “Sections” and “Exhibits” are intended to refer to Articles, Schedules, Sections and Exhibits to this Agreement.

(d)	The headings in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement, and will not be referred to in connection with the construction or interpretation of this Agreement.

(e)	For purposes of this Agreement, the term “knowledge” means with respect to the Acquired Companies or the Seller: (i) the actual knowledge of any of the following individuals: Jerry Gehling, Barry Lindo, David Engert, David Sankaran, Paul Cartee and Andrea Clegg; and (ii) knowledge as would have or should have come to the attention of any of such named individuals in the course of preparing and negotiating this Agreement and the related Schedules, Exhibits, documents, certificates or other writings or in the course of discharging such individual’s duties with respect to Seller, its affiliates or the Acquired Companies in a reasonable and prudent manner consistent with sound business practice.

ARTICLE II

SALE AND PURCHASE OF INTERESTS; CLOSING

2.1 Interests. On the terms and subject to the conditions contained in this Agreement, Seller shall, at the Closing, sell and transfer the Interests to Buyer, and Buyer shall, at the Closing, purchase the Interests from Seller.

2.2 Consideration. The aggregate purchase price for the Interests will be $2,000,000 (the “Purchase Price”), which shall be paid by Buyer to Seller at Closing in accordance with Section 2.3.

2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of the Seller or at such other place as the parties may agree effective as of 11:59 p.m., Pacific Time, on the date hereof (the “Closing Date”).

2.4 Seller Closing Deliverables. Seller shall have, on or prior to the Closing Date, delivered each of the following to Buyer, any of which may be waived in a writing, duly executed by the appropriate parties:

(a)	transfer forms effecting the transfer of the Interests to Buyer in form and substance reasonably satisfactory to Buyer and duly executed by Seller;

(b)	written evidence in form and substance reasonably satisfactory to Buyer that the guarantees of each of the Acquired Companies in favor of Morgan Stanley & Co. Incorporated pursuant to the Guaranty and Collateral Agreement (as defined in the Credit Agreement) have been released and terminated;

(c)	written evidence in form and substance reasonably satisfactory to Buyer that the security interests granted by each of the Acquired Companies with respect to their assets to Morgan Stanley & Co. Incorporated, and the pledge of the Interests by Seller, pursuant to the Guaranty and Collateral Agreement (as defined in the Credit Agreement), have been terminated;

(d)	UCC-3 Termination Statements in form and substance reasonably satisfactory to Buyer to be filed subsequent to the Closing with the Minnesota Secretary of State with respect to the termination of the security interests of Morgan Stanley & Co. Incorporated (and any other secured creditor of record) in the assets of the Acquired Companies;

(e)	one or more certificates, validly executed by the Secretary or the Chief Manager of each of the Acquired Companies, and dated as of the Closing Date, certifying as to: (A) the terms and effectiveness of each of its respective Charter Documents; (B) the resignations of each governor and manager of each of the Acquired Companies, and (C) a Certificate of Good Standing from the Minnesota Secretary of State with respect to each of the Acquired Companies dated not more than thirty (30) prior to the Closing Date;

(f)	a certificate, validly executed by the Secretary of Seller, and dated as of the Closing Date, certifying as to: (A) the terms and effectiveness of Seller’s Certificate of Incorporation and Bylaws, (B) the valid adoption of resolutions of the board of directors of the Seller approving this Agreement and the consummation of the transactions contemplated hereby and herein, and (C) a Certificate of Good Standing from the Delaware Secretary of State with respect to the Seller dated not more than thirty (30) prior to the Closing Date; and

(g)	all of the Books and Records (and copies thereof)

2.5 Buyer Closing Deliverables. Buyer shall have, on or before the Closing Date, delivered each of the following to Seller, any of which may be waived in a writing, duly executed by the appropriate parties:

(a)	by wire transfer pursuant to wire transfer instructions provided to Buyer at least two business days prior to the Closing Date, an amount of immediately available funds equal to the Purchase Price;

(b)	a certificate, validly executed by the Managing Member of Buyer and dated as of the Closing Date, certifying as to: (A) the terms and effectiveness of its Articles of Organization, (B) the valid adoption of resolutions of the Board of Governors of the Buyer approving this Agreement and the consummation of the transactions contemplated hereby, and (C) a Certificate of Good Standing from the Florida Secretary of State with respect to the Buyer dated not more than thirty (30) prior to the Closing Date;

2.6 Purchase Price Allocation. The parties agree that the transaction contemplated hereunder will be treated for federal and state income Tax purposes in the manner described in Section 5.6(c). Accordingly, the parties agree that consideration paid pursuant to Section 2.2, plus assumed liabilities will be allocated to all of the assets of the Acquired Companies in the manner required by Section 1060 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer, subject to the specific exceptions disclosed in the disclosure letter and schedules thereto dated as of the date hereof (the “Disclosure Letter”), that, as of the date hereof, the following statements are true and correct. The Seller Disclosure Letter shall be deemed to qualify and to be a part of the representations and warranties in this Article III, shall be arranged in Sections corresponding to the numbered Sections of this Article III, and each disclosure item in the Disclosure Letter shall reference the specific Section and paragraph numbers of this Agreement to which such disclosure applies.

3.1 Organization.

(a)	Each of the Acquired Companies is a limited liability company validly existing and in good standing under the laws of the State of Minnesota. The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of the Seller and the Acquired Companies has the power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Each of the Acquired Companies is duly qualified or licensed to do business, to perform its obligations under all Contracts by which it is bound and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)	Each of the Acquired Companies has made available to Buyer true and correct copies of its articles of organization, bylaws, operating agreement or similar agreement and any member control agreement or other agreement that sets forth rights or obligations of members of such company, in each case as amended through the date hereof (collectively, the “Charter Documents”), and each such instrument is in full force and effect. None of the Acquired Companies is in violation of any of the provisions of its respective Charter Documents. The operations now being conducted by each of the Acquired Companies have not now and, since the Original Closing Date, have never been conducted under any other name.

(c)	The Acquired Companies have no Subsidiaries and, since the Original Closing Date, neither has ever owned any shares of capital stock or any interest in, or had the power to direct the business and policies of, directly or indirectly, any other corporation, limited liability company, partnership, association, joint venture or other business entity.

3.2 Authority. Seller has all requisite corporate power or other legal power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby does not require the approval of Seller’s stockholders. This Agreement and the consummation of the transactions contemplated hereby have been duly authorized, and this Agreement has been duly executed and delivered. This Agreement constitutes the legal, valid and binding obligations Seller, enforceable against Seller in accordance with its terms.

3.3 Capital Structure. Seller owns all of the issued and outstanding membership interests (which such term includes all financial, voting, equity and other legal and beneficial ownership interests) of each of the Acquired Companies free and clear of all Liens. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, there are no options, warrants or rights of conversion or other rights, agreements, arrangements or commitments obligating the Acquired Companies to purchase, issue, sell, deliver or transfer any of its voting, financial, equity or other membership interests. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, there are no outstanding or authorized membership interest appreciation, phantom stock, profit participation, or other similar rights with respect to the Acquired Companies. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, there are no voting trusts, member control agreements, proxies or other agreements in effect with respect to the voting or transfer of the voting, financial, equity or other membership interests of the Acquired Companies. Upon execution and delivery of the assignment forms with respect to the Interests by Seller and payment therefor in accordance herewith by Buyer, good and valid title to the Interests, free and clear of all Liens, will pass to Buyer.

3.4 Conflict. The execution and delivery of this Agreement does not and the performance by Seller of its obligations hereunder will not (with or without the lapse of time) (a) conflict with or violate Seller’s Charter Documents, (b) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Seller, or by which any of its assets or properties are bound or affected or give any Governmental Entity or other Person the right to challenge the transactions contemplated hereby, (c) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of either of the Acquired Companies or alter the rights or obligations of any Person under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the assets or properties of either of the Acquired Companies pursuant to, any Acquired Company Contract, (d) give any Person the right to any payment by any of the Acquired Companies or the Buyer (except for the payments contemplated under this Agreement) unless agreed to by the Buyer, (e) or give rise to the granting of or any acceleration or change in the award, grant, vesting or determination of options, warrants, rights, bonuses, severance payments or other contingent obligations of any nature whatsoever of any of the Acquired Companies, except, in the case of (b) through (d), would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. Section 3.4 of the Disclosure Letter lists all consents, waivers and approvals under any Contracts to which any of the Acquired Companies, Seller or their affiliates are a party that are required to be obtained in connection with the consummation of the transactions contemplated hereby.

3.5 Indebtedness; Guaranties.

(a)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, Section 3.5(a) of the Disclosure Letter sets forth all Liabilities of the Acquired Companies. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement and except as set forth on Section 3.5(a) of the Disclosure Letter, the Acquired Companies have no Liabilities, except those Liabilities incurred by the Acquired Companies since the date hereof in the Ordinary Course of Business, consistent with past practices.

(b)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement and except as set forth in Section 3.5(a) of the Disclosure Letter, (a) the Acquired Companies have no indebtedness for money borrowed or for the deferred purchase price of property or services, capital lease obligations, conditional sale or other title retention agreements, and (b) the Acquired Companies are not guarantors or otherwise liable for any Liability or obligation of any other Person for any matter.

3.6 Unaudited Balance Sheets.

(a) Section 3.6 of the Disclosure Letter contains the unaudited unconsolidated balance sheet as of May 31, 2010 (the “Interim Balance Sheet Date”) of each of the Acquired Companies (collectively, the “Interim Balance Sheets”). The Interim Balance Sheets present fairly in all material respects the financial condition of the Acquired Companies as of the Interim Balance Sheet Date, subject to normal year-end adjustments, which are not in any event material in amount or significance in any individual case or in the aggregate.

(b) Section 3.6(b) of the Disclosure Letter sets forth an accurate and complete listing of all accounts receivable, notes receivable and other receivables of the Acquired Companies owed by Persons other than St. Paul Radiology. P.A., Midwest Radiology, LLC, Gallery Imaging Center, LLC, East Metro Imaging Center, LLC, Cornerstone Radiology, P.A., Physicians Imaging Building, LLC and Physicians Services Building, LLC as of the Interim Balance Sheet Date, (collectively, “Third Party Accounts Receivable”), subject to normal year-end adjustments, which are not in any event material in amount or significance in any individual case or in the aggregate. Including those Third Party Accounts Receivable reflected on Section 3.6(b) of the Disclosure Letter that have not yet been collected and those Third Party Accounts Receivable that have arisen since the Interim Balance Sheet Date and have not yet been collected: (i) represent valid and enforceable obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the Ordinary Course of Business (ii) are free and clear of all Liens.

3.7 Absence of Changes. Since the Interim Balance Sheet Date, except as identified on Section 3.7 of the Disclosure Letter, and except as contemplated by this Agreement, each Acquired Company has conducted its Business only in the Ordinary Course of Business and there has been no occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business of any Acquired Company. Without limiting the generality of the foregoing:

(a)	there have been no events or changes in the financial condition, business, assets, properties, operations, obligations, authority or liabilities of any of the Acquired Companies which, individually or in the aggregate, have had or would be reasonably expected to have a Material Adverse Effect;

(b)	neither of the Acquired Companies have mortgaged, pledged or otherwise encumbered any of their assets or properties;

(c)	neither of the Acquired Companies have sold, assigned, licensed, leased, transferred or conveyed, or committed themselves to sell, assign, license, lease, transfer or convey, any of their assets or properties other than in the Ordinary Course of Business;

(d)	there has been no destruction of, damage to or loss of any of the assets or properties of any of the Acquired Companies, reasonable wear and tear excepted;

(e)	neither of the Acquired Companies have accelerated, terminated, modified or cancelled any Contract, lease or license (or series of related Contracts, leases, and licenses);

(f)	neither of the Acquired Companies have delayed or postponed the payment of material accounts payable or other Liabilities;

(g)	neither of the Acquired Companies have cancelled, compromised, waived or released any right or claim (or series of related rights and claims);

(h)	neither of the Acquired Companies have entered into any capital commitments;

(i)	no litigation has been commenced or threatened against any one or all of the Acquired Companies or Seller and, to the knowledge of the Seller and the Acquired Companies, no reasonable basis exists for any litigation, proceeding or investigation against any of the Acquired Companies or Seller, any officer, director, employee or contractor of any of the Acquired Companies or Seller with respect to the assets or properties of any of the Acquired Companies;

(j)	the Acquired Companies have not (i) sold or otherwise issued (or granted any warrants, options or other rights to purchase) any membership interests or other equity securities, (ii) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any membership interests, or (iii) repurchased, redeemed or otherwise reacquired any membership interests or other securities, or split, combined or reclassified any of their membership interests or issued or authorized the issuance of any other securities in respect of, in lieu of or in substitution for membership interests;

(k)	neither of the Acquired Companies have violated in any material respect any Legal Requirement applicable to it;

(l)	there has not been any change by any of the Acquired Companies in their accounting principles, practices or methods, in their Tax principles or practices or in the practices and standards used to maintain the Books and Records;

(m)	neither of the Acquired Companies have violated, entered into, terminated or modified any of the Acquired Company Contracts or approvals or permits of Governmental Entities, and no Governmental Entity or other Person has amended, accelerated, terminated or modified any such Contracts, approvals or permits;

(n)	neither of the Acquired Companies have (i) failed to maintain its assets or properties in good repair, order or condition, reasonable wear and tear excepted, (ii) accelerated the collection of any of its accounts receivable or any accrual of liabilities, written off any accounts receivable or established any extraordinary reserve with respect thereto;

(o)	neither of the Acquired Companies have assigned, or granted, any license or sublicense of any rights under or with respect to, any of the Intellectual Property Rights of such company;

(p)	neither of the Acquired Companies have made any material gifts or sold, transferred or exchanged any material property on a non-arm’s length basis;

(q)	neither of the Acquired Companies have forgiven any debt or otherwise released or waived any right or claim nor discharged any Lien nor paid any obligation or Liability other than in the Ordinary Course of Business;

(r)	to the knowledge of the Seller and the Acquired Companies, none of the Seller or the Acquired Companies have suffered any loss or harm to any relationship with any Person material to the Business or to any customer;

(s)	neither of the Acquired Companies have received notice of any claim or potential claim, and to the knowledge of the Seller and the Acquired Companies, no basis exists for any claim or potential claim that any of the Acquired Companies have infringed the Intellectual Property Rights of any Person;

(t)	other than in the Ordinary Course of Business, there has been no: (i) increase in or other change to the salary of greater than 5% on an annual basis payable or to become payable by the Acquired Companies to any of their respective officers or directors, employees or contractors; or (ii) declaration, payment or commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) by the Acquired Companies of a severance payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation), in each case to any of their respective officers, directors, employees or consultants;

(u)	whether or not in the Ordinary Course of Business, there has been no declaration, setting aside or payment to Seller or any member of Seller of any dividend, redemption or other distribution with respect to the membership interests of either of the Acquired Companies;

(v)	other than in the Ordinary Course of Business, there are no currently outstanding proposals or offers submitted by the Acquired Companies to any customer, prospect, supplier or other Person which, if accepted, would result in a legally binding Contract involving an amount or commitment exceeding $10,000 in any single case or an aggregate amount or commitment exceeding $25,000 in the aggregate; and

(w)	there has been no agreement by any of the Seller or the Acquired Companies, or any employees, contractors, agents or affiliates thereof, to do any of the things described in the preceding Sections 3.7(a) through (v).

3.8 Legal and Other Compliance. Except for matters covered by Section 3.15 (Tax Matters), Section 3.16 (Environmental Matters) and Section 3.19 (Employee Plans):

(a)	Each of the Acquired Companies is in compliance in all material respects with all Legal Requirements that are applicable to it or to the conduct of the Business or the ownership or use of any of its assets or properties.

(b)	No event has occurred since the Original Closing Date, and no condition or circumstance exists, that (with or without notice or lapse of time) constitutes or is reasonably likely to result directly or indirectly in any material violation by any of the Acquired Companies, or a failure on the part of any of the Acquired Companies to materially comply with, any Legal Requirement.

(c)	Since the Original Closing Date, no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice has been filed or commenced or, to the knowledge of the Seller and the Acquired Companies, threatened against any of the Acquired Companies alleging any failure to comply with any Legal Requirement, nor, to the knowledge of the Seller and the Acquired Companies is there any reasonable basis therefor.

(d)	To the knowledge of the Seller and the Acquired Companies, no Governmental Entity is considering any Legal Requirement that, if adopted or otherwise put into effect, would prevent, delay, make illegal or otherwise interfere with the transactions contemplated by this Agreement.

(e)	Each of the Acquired Companies holds all permits, licenses, certificates, accreditations and other authorizations of foreign, federal, state and local governmental agencies material to the conduct of the Business, and each of the Acquired Companies is in compliance in all material respects with all terms and conditions of any such required permits, licenses, certificates, accreditations and authorizations.

(f)	Since the Original Closing Date, each of the Acquired Companies is in compliance in all material respects with all applicable privacy and security rules promulgated under the Health Insurance Portability and Accountability Act of 1996. To the extent that the Acquired Companies obtain protected health information subject to the Standards for Privacy of Individually Identifiable Health Information promulgated by the U.S. Department of Health and Human Services in accordance with the Administration Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 in the conduct of the Business, the Acquired Companies are in material compliance with all applicable privacy and security rules. The Acquired Companies are either not subject to or are in compliance in all material respects with any similar privacy laws in existence in any state or foreign jurisdiction.

(g)	All billings, reimbursement claims and billing practices of each of the Acquired Companies to all patients and third party payors, including federal health care programs, private insurance companies and other customers, are and, since the Original Closing Date, have been in material compliance with all applicable laws and all policies of such third party payors and federal health care programs in all material respects, and, since the Original Closing Date, none of the Acquired Companies have billed or received any payment or reimbursement in excess of amounts allowed by law or by applicable contracts which would have a Material Adverse Effect. To the knowledge of Seller and the Acquired Companies, each of the Acquired Companies’ billings and claims have, since the Original Closing Date, been made on a timely basis and were, when filed, complete and correct except where the failure to do so would not have a Material Adverse Effect.

3.9 Contracts.

(a)	The Contracts listed on Section 3.9(a) of the Disclosure Letter are all of the Contracts between either of the Acquired Companies and any Person, including amendments thereto (the “Acquired Company Contracts”).

(b)	Since the Original Closing Date, the Acquired Companies have not entered into any unwritten commitment, understanding, contract, covenant or agreement with any Person (including any Employee or Former Employee), including with respect to any matter related to the Business, assets or properties of the Acquired Companies, Acquired Company Intellectual Property or Acquired Company Contracts.

(c)	Each Acquired Company Contract is in full force and effect and is valid and enforceable in accordance with its terms. Since the Original Closing Date, neither of the Acquired Companies has breached, violated or defaulted under, nor received notice that it has or may have breached, violated or defaulted under, any of the terms or conditions of any Acquired Company Contract to which it is a party. To the knowledge of the Seller and the Acquired Companies, since the Original Closing Date, no Person obligated to the Acquired Companies pursuant to any Acquired Company Contract has breached, violated or defaulted under any of the terms or conditions of any Acquired Company Contract.

(d)	The Seller and the Acquired Companies have made available to Buyer true, accurate and complete copies of all Acquired Company Contracts, and there are no oral or written amendments, modifications, side letters, supplements or other arrangements or agreements entered into subsequent to the Original Closing Date and in existence as of the date hereof with respect to any Acquired Company Contract which have not been made available to Buyer.

3.10 Restrictions on Business Activities. Since the Original Closing Date, none of the Acquired Companies have entered into, or become subject to, any agreement (non-competition, non-solicitation, field of use, most favored nation or otherwise), commitment, judgment, injunction, order or decree which has or would reasonably be expected to have the effect of prohibiting, restricting or impairing (a) the conduct of the Business, (b) any acquisition of assets or property (tangible or intangible) by Buyer, (c) any disposition of the Acquired Companies’ assets or properties by Buyer following the Closing Date, or (d) the transactions contemplated by this Agreement.

3.11 Title to Properties, Absence of Liens, Condition of Equipment.

(a)	Since the Original Closing Date, neither of the Acquired Companies have owned any real property. The Acquired Companies have made available to Buyer a true and correct copy of the Lease Agreements. The Acquired Companies are not a party to any leases of, or licenses to use, real property other than the Lease Agreements.

(b)	Except as set forth on Section 3.11(b) of the Disclosure Letter, the Acquired Companies have good and valid title to, or, in the case of leased or licensed properties and assets, valid leasehold interests or licenses in, all of the assets and properties purported to be owned by them or used in the Business, free and clear of any Liens other than Permitted Liens.

(c)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, (i) the Acquired Companies have sole and exclusive ownership, free and clear of any Liens other than Permitted Liens, of all customer lists, customer contact information, customer correspondence and customer licensing and purchasing and service histories relating to their current and former customers (the “Customer Information”) and (ii) no Person other than the Acquired Companies possesses any claims or rights with respect to use of the Customer Information.

3.12 Intellectual Property. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement and except as set forth in SPRPA’s Disclosure Letter to the Original Purchase Agreement: (i) the Intellectual Property Rights owned by or to which an Acquired Company has a valid license, together with the License Agreement IP and the AMICAS IP, are all of the Intellectual Property Rights used in or necessary to conduct the conduct of its Business as it is currently conducted; (ii) each item of Acquired Company Intellectual Property owned by an Acquired Company is free and clear of any Liens other than Permitted Liens; (iii) since the Original Closing Date, the Acquired Companies have not transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Technology or Intellectual Property Rights that are or were Acquired Company Intellectual Property owned by either Acquired Company to any Person; (iv) to the Seller’s knowledge, there are no facts, circumstances or information that would render any Acquired Company Intellectual Property owned by any Acquired Company invalid or unenforceable; (v) since the Original Closing Date, each of the Acquired Companies has taken reasonable steps to maintain and protect the Confidential Information owned by such company; (vi) since the Original Closing Date, to the Seller’s knowledge, there has been no violation or unauthorized disclosure by a Person of any Trade Secret owned by any Acquired Company and related to the Business or obligations of confidentiality to an Acquired Company with respect to the Business; (vii) since the Original Closing Date, the operation of the Business has not violated, infringed or misappropriated any Intellectual Property Rights of any Person; (viii) since the Original Closing Date, none of the Seller or the Acquired Companies has received written notice of any claim that the operation of the Business infringes or misappropriates any Intellectual Property Right of any Person or constitutes unfair competition or trade practices under the laws of any jurisdiction; (ix) to the Seller’s knowledge, no Person is violating, infringing or misappropriating any Acquired Company Intellectual Property Right owned by an Acquired Company; (x) no Acquired Company Intellectual Property owned by an Acquired Company and used in the Business is subject to any Proceeding or any outstanding decree, order, judgment, office action or settlement agreement or stipulation that restricts in any manner the use, transfer or licensing thereof by the Acquired Companies; (xi) all Acquired Company Intellectual Property owned by the Acquired Companies will be fully transferable, alienable or licensable by Buyer without restriction (other than the terms of applicable license agreements that exist as of the Closing) and without additional payment of any kind to any Person; (xii) subject to the terms of applicable intellectual property agreements and terms of this Agreement, neither this Agreement nor the transactions contemplated herein will result in (a) Buyer granting to any Person any right to, or with respect to, any Acquired Company Intellectual Property; or (b) Buyer being bound by, or subject to, any non-compete or other restriction on the operation or scope of its businesses.

3.13 Litigation. There is no action, suit, claim, arbitration or other Proceeding or any investigation pending before any court or administrative agency or, to the knowledge of the Seller and the Acquired Companies, threatened, against any of the Acquired Companies, any assets or properties of the Acquired Companies, and the Seller and Acquired Companies have no knowledge of any reasonable basis for any such action, suit, proceeding, claim, arbitration or investigation. There are no judgments, orders, decrees, citations, fines or penalties heretofore assessed against the Acquired Companies, any assets or properties of the Acquired Companies or any Employee under any federal, state, local or foreign law. None of the Acquired Companies has initiated or threatened to initiate any action, suit, proceeding, claim, arbitration or any investigation against any Person and, to the knowledge of Seller and the Acquired Companies, there is no reasonable basis for any such action, suit, proceeding, claim, arbitration or investigation.

3.14 Insurance.

(a)	Section 3.14 of the Disclosure Letter sets forth, with respect to each insurance policy maintained by or at the expense of, or for the direct or indirect benefit of, the Acquired Companies: (i) the name of the insurance carrier that issued such policy and the policy number of such policy; (ii) a description of the coverage provided by such policy; and (iii) a description of any claims pending, and any claims that have been asserted in the past, with respect to such policy that relate to the Acquired Companies, their Business or assets.

(b)	The Acquired Companies have made available to Buyer accurate and complete copies of a summary of each of the insurance policies identified in Section 3.14 of Disclosure Letter (including all renewals thereof and endorsements thereto) and binders relating thereto, and all of the pending applications identified in Section 3.14 of Disclosure Letter. The Acquired Companies do not have any self-insurance or risk sharing arrangement affecting the Acquired Companies or any of its assets.

(c)	Each of the policies identified in Section 3.14 of Disclosure Letter is valid, enforceable and in full force and effect. Each of the policies identified in Section 3.14 of Disclosure Letter will continue in full force and effect following the Closing, until the end of the month in which the Closing occurs, and the Acquired Companies have paid all premiums due, and have otherwise performed in all material respects all of their respective obligations, under each policy to which it is a party or that provides coverage to it or any of its directors, officers or contractors in connection with their performance of services to the Acquired Companies.

(d)	There is no pending claim related to the Acquired Companies, their Business or assets under or based upon any of the policies identified in Section 3.14 of the Disclosure Letter, and, to the knowledge of Seller and the Acquired Companies, no event has occurred and no condition or circumstance exists that would (with or without notice or lapse of time) directly or indirectly give rise to or serve as a reasonable basis for any such claim.

(e)	None of Seller or the Acquired Companies have received: (i) any notice regarding the actual or possible cancellation or invalidation of any of the policies identified in Section 3.14 of Disclosure Letter or regarding any actual or possible adjustment in the amount of the premiums payable with respect to any of said policies; or (ii) any notice regarding any actual or possible refusal of coverage under, or any actual or possible rejection of any claim under, any of the policies identified in Section 3.14 of Disclosure Letter.

3.15 Tax Matters.

(a)	All material Taxes required to have been paid by the Seller or the Acquired Companies for any taxable period or portion thereof beginning after the Original Closing Date (whether pursuant to any Tax Returns or otherwise) have been duly paid in full on a timely basis. Beginning after the Original Closing Date, the Seller and each Acquired Company have properly classified service providers as Employees, where appropriate, and have timely paid or withheld with respect to their Employees (and paid any withheld amounts over to the appropriate Taxing authority) all federal and state income Taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld.

(b)	The Seller and the Acquired Companies have filed all material Tax Returns required to be filed after the Original Closing Date and such Tax Returns were correct and complete in all material respects. The Seller or the Acquired Companies have made available to Buyer accurate and complete copies of all Acquired Company Tax Returns pertaining to state and federal income Taxes and payroll Taxes filed after the Original Closing Date.

(c)	The Seller or the Acquired Companies have made available to Buyer accurate and complete copies of all audit reports and similar documents relating to material Acquired Company Tax Returns filed after the Original Closing Date. No extension or waiver of the limitation period applicable to any of such Acquired Company Tax Returns has been granted (by the Seller, the Acquired Companies or any other Person), and no such extension or waiver has been requested from the Seller or the Acquired Companies.

(d)	Except as set forth on Section 3.15(d) of the Disclosure Letter, beginning after the Original Closing Date, no Tax Returns of the Acquired Companies have been subject to an audit or administrative proceeding by the Internal Revenue Service or any similar state or local or foreign taxing authority, and no such audit or other proceeding is pending or, to the knowledge of the Seller, threatened in writing. No claim or other Proceeding is pending or, to the knowledge of the Seller, has been threatened in writing against or with respect to the Acquired Companies in respect of any material Tax. There are no unsatisfied Liabilities for Taxes (including liabilities for interest, additions to tax and penalties thereon and related expenses) that have arisen after the Original Closing Date with respect to any notice of deficiency or similar document received by the Acquired Companies or Seller with respect to the Acquired Companies. The Acquired Companies have not been, and will not be, required to include any material adjustment in taxable income for any tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions or events occurring, or accounting methods employed, after the Original Closing Date. Beginning after the Original Closing Date, no claim has ever been made in writing by an authority in a jurisdiction where the Acquired Companies do not file Tax Returns that they are or may be subject to taxation by that jurisdiction.

(e)	Beginning after the Original Closing Date, the Acquired Companies have not been in a “consolidated group” within the meaning of Treasury Regulations Section 1.1502-1(h) (other than a group the common parent of which was the Seller), and they are not liable for Taxes incurred by any individual, trust, corporation, partnership or other Entity (other than Seller and its affiliates) whether as a transferee, pursuant to Treasury Regulations Section 1.1502-6, or pursuant to any other provision of federal, territorial, state, local or foreign law or regulations. The Acquired Companies are not a party to any joint venture, partnership or other arrangement or contract that to the knowledge of Seller, could be treated as a partnership for U.S. federal income Tax purposes. The Acquired Companies are not, and beginning after the Original Closing Date have never been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar contract, and have not beginning after the Original Closing Date otherwise assumed the Tax Liability of any other Person under contract.

(f)	Each of the Acquired Companies is a Disregarded Entity and has been a Disregarded Entity beginning after the Original Closing Date for federal and state income Tax purposes. Beginning after the Original Closing Date, no election to alter the federal or state income Tax classification of either of the Acquired Companies has been made by the Seller or any other Person.

(g)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, there is no agreement, plan, arrangement or other contract covering any governor, manager, Employee or independent contractor or Former Employee or former independent contractor of the Acquired Companies that, individually or collectively, could give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G of the Code. Beginning after the Original Closing Date, the Seller and the Acquired Companies have withheld and paid over all material Taxes required to have been paid and/or withheld and paid over, and complied with all material information reporting and back-up withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or Person.

(h)	Neither the Seller nor the Acquired Companies are United States real property holding corporations within the meaning of Section 897(c)(2) of the Code and beginning after the Original Closing Date they have not been United States real property holding corporations.

(i)	Beginning after the Original Closing Date, neither the Seller nor the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code.

(j)	The Seller and the Acquired Companies have disclosed on their federal income Tax Returns filed beginning after the Original Closing Date, in accordance with applicable disclosure procedures under Sections 6662 and 6664 of the Code, all positions taken thereon that could give rise to a substantial understatement penalty within the meaning of Section 6662 of the Code. Beginning after the Original Closing Date, the Seller and the Acquired Companies have not filed, and are not required to file, a disclosure statement under Treasury Regulation Section 1.6011-4, or under any similar provision of state law, with respect to participation in a reportable transaction (as defined in such Treasury Regulations or similar provision of state law).

(k)	There are (and on the Closing Date there will be) no Liens on the assets of the Acquired Companies relating to or attributable to Taxes incurred after the Original Closing Date, other than Permitted Liens. To Seller’s and the Acquired Companies’ knowledge, there is no basis for the assertion of any claim relating or attributable to Taxes incurred after the Original Closing Date which, if adversely determined, would result in any Lien for Taxes on the assets of the Acquired Companies.

3.16 Environmental Matters. To the knowledge of the Seller and the Acquired Companies, except as would not reasonably be expected to result in a Material Adverse Effect, the Acquired Companies are in compliance with all Environmental Laws; provided that no representation or warranty is made with respect to any period on or before the Original Closing Date. The Acquired Companies have not received any written notice and, to the knowledge of the Seller and the Acquired Companies, except as would not reasonably be expected to result in a Material Adverse Effect, there is no past or present condition or practice of the Business which forms or would be reasonably expected to form the basis of any material claim, action, suit, proceeding, hearing or investigation against the Acquired Companies, arising out of any Release in violation of Environmental Laws by the Acquired Companies; provided that no representation or warranty is made with respect to any period on or before the Original Closing Date.

3.17 Brokers’ and Finders’ Fees. Seller and the Acquired Companies have not incurred, nor will any one of them incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.18 Employee and Contractor Matters.

(a)	Section 3.18(a) of the Disclosure Letter contains a complete and accurate list of the Employees showing for each such Employee: (i) annual base salary and target bonus for 2010, (ii) the date of hire, (iii) leave status (including type of leave), (iv) visa status, (v) the number of hours per week worked by such Employee, and (vi) the number of accrued vacation and personal days. Except as listed in Section 3.18(a) of the Disclosure Letter, the employment of each Employee is terminable by the Seller or its affiliate Nighthawk Radiology Services, LLC, or at their discretion, as applicable, at will, and no Employee has any agreement or contract, written or verbal, regarding his or her employment (other than an employment offer letter in the Seller’s standard form, a copy of which has been made available to Buyer). The Seller or the Acquired Companies, as applicable, have made available to Buyer accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements, employment agreements and other materials relating to the employment of the Employees. To the knowledge of the Seller and the Acquired Companies and other than in the Ordinary Course of Business, no Employee is in violation of any term of any employment contract, proprietary information agreement or other agreement relating to the right of such individual to be employed by or contract with the Seller or its affiliate Nighthawk Radiology Services, LLC, as applicable, and the continued employment with or service to the Seller or the Acquired Companies, as applicable, by such Employees will not result in any such violation. The Seller and Acquired Companies have not received any notice alleging that any such violation has occurred.

(b)	Section 3.18(b) of the Disclosure Letter contains a list of each independent contractor, consultant or leased employee providing services to an Acquired Company. The Acquired Companies have made available to Buyer with a copy of all contracts or agreements relating to each such independent contractor, consultant or leased employee.

(c)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, each of the Seller, the Acquired Companies and ERISA Affiliates (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending, to the Seller’s knowledge, threatened or, reasonably anticipated claims or actions against the Acquired Companies or any ERISA Affiliates under any worker’s compensation policy or long-term disability policy for which Buyer or the Acquired Companies could be liable after Closing.

(d)	Section 3.18(d) of the Disclosure Letter contains an accurate and complete list of each Employee Contract. The Acquired Companies do not have any plan or commitment to establish any new Employee Contract or to modify any existing Employee Contract. The Seller or the Acquired Companies, as applicable, have made available to Buyer correct and complete copies of each Employee Contract.

(e)	Neither the Seller nor the Acquired Companies have collective bargaining agreements, union contracts or similar contracts with any Employees. To Seller’s and the Acquired Companies’ knowledge, there is no labor union organizing activity pending or threatened with respect to the Acquired Companies and no work stoppage or labor strike against the Acquired Companies or any ERISA Affiliate is pending, threatened or reasonably anticipated. There are no actions, suits, claims, labor disputes or grievances pending or threatened or, to the Seller’s or Acquired Companies’ knowledge, reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to the Acquired Companies or any ERISA Affiliate; provided that no representation or warranty is made with respect to any period on or before the Original Closing Date.

(f)	Except as set forth on Section 3.18(f) of the Disclosure Letter, neither of the Acquired Companies is a party, nor is it subject, to any plan, contract or understanding providing for any incentive compensation, bonuses, deferred compensation, profit sharing, annuity, or similar obligations of any kind for which Buyer or the Acquired Companies could be liable after Closing. Neither of the Acquired Companies is a party, nor is it subject, to any agreement, plan or policy regarding the payment of any type of retention bonus, sale bonus, termination payment, change of control payment, separation payment, severance payment, or similar obligations for which Buyer or the Acquired Companies could be liable after Closing whether or not they specifically relate to or are triggered by the consummation of the transactions contemplated in this Agreement.

(g)	Section 3.18(f) of the Disclosure Letter lists every understanding, agreement or Contract to which either of the Acquired Companies is a party and for which the Acquired Companies have any current or future liability regarding the compensation or payment to, or for the benefit of, an individual who is: (i) not an Employee of the Acquired Companies, or (ii) a director or officer (or their family members), former director or former officer (or their family members) of Seller or its affiliates (other than the Acquired Companies).

3.19 Employee Plans.

(a)	Section 3.19(a) of the Disclosure Letter lists each Employee Plan. The Seller or an Acquired Company has made available to Buyer the current summary plan description (and all summaries of material modifications) or other descriptive materials provided to plan participants describing each Employee Plan.

(b)	Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement and except as set forth in Section 3.19(b) of the Disclosure Letter, the Acquired Companies do not have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, to any Pension Plan, the PBGC or any other Person, arising directly or indirectly under Title IV of ERISA other than liability pursuant to Section 4007 for premiums which are not yet due (without regard to any waiver). No “reportable event,” within the meaning of Section 4043 of ERISA, has occurred since the Original Closing Date with respect to any Pension Plan subject to Title IV of ERISA. Since the Original Closing Date, neither the Acquired Companies nor any ERISA Affiliate has ceased operations at any facility or withdrawn from any Pension Plan in a manner that could subject an Acquired Company or an ERISA Affiliate to liability under Sections 4062(e), 4063 or 4064 of ERISA.

(c)	Neither the Acquired Companies nor any ERISA Affiliate maintains, contributes to, participates in, has participated in or has agreed to participate in or has any liability (whether known or unknown, direct or indirect) with respect to any Multiemployer Plan; provided that no representation or warranty is made with respect to any period on or before July 16, 2007.

(d)	Except as set forth on in Section 3.19(d) of the Disclosure Letter, each Acquired Company may terminate or discontinue its participation in any Employee Plan in accordance with its terms, without liability to the Acquired Companies, Buyer or any affiliate of Buyer.

(e)	Section 3.19(e) of the Disclosure Letter lists each Employee Plan, Employee Contract or other agreement, practice or arrangement that an Acquired Company is a party to or has any obligation under that is subject to Section 409A of the Code.

(f)	Assuming the accuracy of the representations and warranties of SPRPA in and SPRPA’s compliance with the covenants of the Original Purchase Agreement, except as set forth in Section 3.19(f) of the Disclosure Letter, the Acquired Companies do not maintain, contribute to, have or could have any liability of any nature, whether known or unknown, direct or indirect, fixed or contingent, with respect to retiree medical coverage or any other medical, health, life or other welfare benefits for present or future terminated employees of the Acquired Companies or their spouses or dependents other than as required by COBRA or any comparable state law.

(g)	Except as set forth in Section 3.19(g) of the Disclosure Letter, the Acquired Companies and ERISA Affiliates have complied in all material respects with the health care continuation requirements of COBRA and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not result in any obligation or liability to the Acquired Companies, the Buyer or any affiliate of the Buyer, to any Employee (or spouse or dependent of such Employee) pursuant to the health care continuation requirements of COBRA, in each case, arising prior to the Closing Date.

(h)	Full payment has been made of all amounts that each Acquired Company is required, under applicable law, the terms of any Employee Plan, or any agreement relating to any Employee Plan, to have paid as a contribution, premium or other remittance thereto or benefit thereunder as of the Closing Date.

(i)	The Acquired Companies have performed all material obligations required to be performed by each of them under each Employee Plan. Each Employee Plan has been established and maintained in material compliance with its terms and the applicable provisions of ERISA, the Code and all other applicable Law. Each Pension Plan that is operated as a plan that is qualified under the provisions of Section 401(a) of the Code satisfies in form and operation all applicable qualification requirements and, except as set forth on Section 3.18(i) of the Disclosure Letter, has received a favorable determination letter or opinion letter from the IRS with respect to such Pension Plan as to its qualified status under the Code.

(j)	There are no facts or circumstances which could, directly or indirectly, subject the Acquired Companies to any material (i) excise Tax or other liability under Chapters 43, 46 or 47 of Subtitle D of the Code, (ii) penalty Tax or other liability under Chapter 68 of Subtitle F of the Code or (iii) civil penalty, damages or other liabilities arising under Section 502 of ERISA.

(k)	There are no pending or, to the knowledge of the Seller or the Acquired Companies threatened, claims, suits or proceedings against the Acquired Companies, any ERISA Affiliate or any other Person by present Employees or former employees of Seller or its affiliate NightHawk Radiology Services, LLC that primarily provided services to an Acquired Company (a “Former Employee”), Employee Plan participants, beneficiaries or spouses of any of the above, including, without limitation, claims against the assets of any trust, involving any Employee Plan, or any rights or benefits thereunder, other than the ordinary and usual claims for benefits by participants or beneficiaries, for which Buyer or the Acquired Companies could be liable after Closing.

(l)	Except as set forth in Section 3.19(l) of the Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Contract, trust or loan that will or may result in any payment (whether of severance pay or otherwise) or the acceleration of accrual, vesting, funding or payment of any contribution or benefit under any Employee Plan or any forgiveness of indebtedness, increase in benefits or obligation to fund benefits with respect to any Employee for which Buyer or the Acquired Companies could be liable after Closing.

3.20 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any Person, including a party to any agreement with the Acquired Companies, is required by or with respect to the Acquired Companies in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except for the consents, waivers, approvals, orders, authorizations, registrations, declarations or filings listed on Section 3.4 of the Disclosure Letter.

3.21 Government Contracts.

(a)	Since the Original Closing Date, none of the Acquired Companies have been excluded from Federal Health Care Program participation, or suspended or debarred from bidding on contracts or subcontracts for any Governmental Entity, nor, to the knowledge of the Seller and the Acquired Companies, has any such exclusion, suspension or debarment action been commenced or notice of such action to be commenced been given by any Governmental Entity. Assuming the accuracy of the representations and warranties of SPRPA made in the Original Purchase Agreement, there is no valid basis, and none of the Acquired Companies or any Person acting on behalf of any Acquired Company has taken any action or failed to take any action that could provide a valid basis, for the exclusion of any of the Acquired Companies from Federal Health Care Program participation, or suspension or debarment from bidding on contracts or subcontracts for any Governmental Entity.

(b)	Except for any Tax audits described in Section 3.15(d) of the Disclosure Letter, none of the Acquired Companies have within the preceding three (3) years been, nor are they now being, audited or, to the knowledge of the Seller and the Acquired Companies, investigated by any Governmental Entity, including without limitation the Government Accountability Office, the Defense Contract Audit Agency, the Defense Contract Administrative Service, the Department of Labor, the Department of Health and Human Services, the Environmental Protection Agency, the General Services Administration, or the inspector general or auditor general or similar functionary of any agency or instrumentality, nor, to the knowledge of the Acquired Companies, is any such audit or investigation threatened.

(c)	Since the Original Closing Date, no material cost incurred by any of the Acquired Companies pertaining to any contracts or subcontracts for any Governmental Entity has been questioned or challenged by representatives of a Governmental Entity, or is, to the knowledge of Seller and the Acquired Companies, the subject of any investigation, or have been disallowed by the U.S. Government, and no amount of money due to any of the Acquired Companies pertaining to any contracts or subcontracts for any Governmental Entity has been withheld or set off nor has any claim been made to withhold or set off money and each of the Acquired Companies is entitled to all progress payments received with respect thereto; and since the Original Closing Date, all amounts previously charged or at present carried as chargeable by any of the Acquired Companies to any contracts or subcontracts for any Governmental Entity have been or will be reasonable, allowable and allocable to each such contracts or subcontracts for any Governmental Entity.

3.22 Books and Records. The Books and Records (a) are complete, up-to-date and accurate in all material respects, (b) since the Original Closing Date, have been maintained in accordance with applicable laws and with generally accepted practices and standards in the jurisdiction(s) in which the Acquired Companies operate and (c) are in the Acquired Companies’ possession or under their control.

3.23 Medical Liability. To the knowledge of the Seller and the Acquired Companies, the Acquired Companies are not subject to any Liability arising from any injury to Person or property or as a result of any claim of medical malpractice or similar circumstance. Except as set forth in Section 3.23 of the Disclosure Letter, there are no such pending claims, and within the last three (3) years there have not been any such claims involving either of the Acquired Companies.

3.24 Complete Copies of Materials. To Seller’s knowledge, the Acquired Companies have made available true and complete copies of each existing document that has been requested by Buyer or its counsel pursuant to Buyer’s due diligence requests, this Agreement and the transactions contemplated hereby.

3.25 Affiliate Transactions. No director or officer or former director or former officer or Persons performing equivalent functions of the Acquired Companies (a) owns, directly or indirectly, on an individual or joint basis (i) any interest in any assets or properties of the Acquired Companies or (ii) any claim or right against or interest (other than a passive investment in less than one percent (1%) of the outstanding voting securities of a company that is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended) in any Person that is a supplier, customer or competitor of the Acquired Companies, (b) serves as an officer, director or employee of any Person that is a supplier, customer or competitor of the Acquired Companies or (c) has received any loan from or is otherwise a debtor of or has made any loan to or is otherwise a creditor of, the Acquired Companies; provided that no representation or warranty is made with respect to any period on or before the Original Closing Date.

3.26 Non-Public Information. Except with respect to information regarding the Acquired Companies, this Agreement and the transactions herein and therein, Seller has not provided Buyer (or its representatives) any material non-public information regarding Seller.

3.27 Customers. Section 3.27 of the Disclosure Letter contains an accurate and complete list of each customer of either of the Acquired Companies as of the date hereof (the “Acquired Company Customers”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that, as of the date hereof, the following statements are true and correct:

4.1 Authority. Buyer has all requisite limited liability company or other legal power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation of the transactions contemplated hereby have been duly authorized, executed and delivered. This Agreement constitutes a valid and binding obligation of Buyer, enforceable against it in accordance with its terms.

4.2 No Conflict. Neither the execution and delivery of this Agreement, nor the performance by Buyer of its obligations hereunder, will (with or without notice or lapse of time, or both) (a) conflict with or violate the Charter Documents of Buyer or (b) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Buyer, or by which any of its assets or properties are bound or affected or give any Governmental Entity or other Person the right to challenge the transactions contemplated hereby, except in each case where such conflict or violation would not reasonably be expected to have a Material Adverse Effect on the legality, validity or enforceability of Buyer’s obligations under this Agreement.

4.3 Investment Representation. Buyer is acquiring the Interests for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Buyer understands that the Interests have not been registered under the Securities Act of 1933 by reason of such issuance being done in a transaction exempt from the registration requirements of such act. Buyer acknowledges and agrees that (a) it has made its own inquiry and investigation into the material information relating to its investment in the Acquired Companies and (b) it has been furnished with or given access to such information as it requested about the Acquired Companies.

4.4 Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Florida. Buyer has the power and authority to own, lease and operate its assets and properties and to carry on its business as currently conducted. Buyer is duly qualified or licensed to do business, to perform its obligations under all Contracts by which it is bound and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary.

4.5 Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity or any Person, is required by Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Confidentiality. Unless otherwise agreed to in writing by Buyer and Seller, the Receiving Party: (i) except as required by law, shall keep all Confidential Information confidential, shall not disclose or reveal any Confidential Information to any Person other than its representatives and shall cause those Persons to observe the terms of this Section 5.1; (ii) shall not use Confidential Information for any purpose other than in a manner that the Disclosing Party has approved in writing; and (iii) except as required by law (or permitted pursuant to Section 5.2), shall not disclose to any Person (other than those of its representatives, whom it will cause to observe the terms of this Section 5.1) the fact that Confidential Information has been made available to the Receiving Party or its representatives. The Receiving Party shall be responsible for any breach of the terms of this Section 5.1 by it or its representatives. If, in the opinion of legal counsel, the Receiving Party or any of its representatives are requested pursuant to, or required by, applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any national securities exchange, market or automated quotation system on which any of the Receiving Party’s securities are listed or quoted) or by legal process to disclose any Confidential Information of the Disclosing Party, the Receiving Party shall provide the Disclosing Party with prompt notice of such request or requirement in order to enable the Disclosing Party: (a) to seek an appropriate protective order or other remedy, (b) to consult with the Receiving Party with respect to the Disclosing Party taking steps to resist or narrow the scope of such request or legal process or (c) to waive compliance, in whole or in part, with the terms of this Section 5.1. If such protective order or other remedy is not obtained, or the Disclosing Party waives compliance, in whole or in part, with the terms of this Section 5.1, the Receiving Party or its representative shall use commercially reasonable efforts to disclose only that portion of the Confidential Information which is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment. For purposes of this Section 5.1, the party hereunder who has disclosed its Confidential Information shall be the “Disclosing Party” and the party who has received Confidential Information of the other party shall be the “Receiving Party”. Effective as of the Closing Date, the Confidential Information of the Acquired Companies shall be deemed to be the Confidential Information of Buyer.

5.2 Public Disclosure. Except as may be required by applicable law, the Buyer shall not issue any statement or communication to any Person (whether or not in response to an inquiry) regarding, or discuss with any Person, the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the negotiation or execution of this Agreement and the reasons therefor, without the written consent of Seller. From time to time following the execution of this Agreement and the Closing, Seller shall, as required by applicable law or the rules of the Securities and Exchange Commission or NASDAQ, issue a press release or otherwise make public announcements or communications pertaining to this Agreement and the transactions contemplated hereby. Before making any public announcement or issuing any press release, regardless of whether or not required by applicable law, the rules of the Securities and Exchange Commission or NASDAQ, Seller will use commercially reasonable efforts to provide the Buyer with a copy of such announcement or release at a reasonable time prior to release and consider any reasonable requests made by the Buyer with respect thereto to the extent such comments are received in a reasonable time before the announcement is made or the release is issued.

5.3 Consents. The Acquired Companies shall use all commercially reasonable efforts to obtain (to the extent not obtained prior to the date hereof) the consents, waivers and approvals under any of the Acquired Company Contracts under any contractual restrictions relating to the assets or properties of the Acquired Companies that are necessary or advisable to permit the transactions contemplated by this Agreement and to permit the Acquired Companies to be able to operate after the Closing in the same manner as prior to the Closing. If any Person to an Acquired Company Contract conditions its grant of a consent, waiver or approval (including by threatening to exercise a “recapture” or other termination right) upon the payment of a consent fee, “profit sharing” payment or other consideration, including increased rent payments or other payments, under such Acquired Company Contract, such payment shall be made by Seller.

5.4 Legal Requirements. Each party hereto will take all commercially reasonable actions necessary to comply promptly with all Legal Requirements which may be imposed on such party with respect to this Agreement and the transactions contemplated hereby and will promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection herewith or therewith. Each party hereto will take all reasonable actions to obtain (and will cooperate with the other parties in obtaining) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other Person, required to be obtained or made by such party in connection with this Agreement and consummating the transactions contemplated hereby or the taking of any action contemplated by this Agreement.

5.5 Additional Documents and Further Assurances. At any time or from time to time after the Closing, at Buyer’s request and without any further consideration, the Seller shall take such other actions as Buyer may deem reasonably necessary or desirable in order to effect the transactions contemplated by this Agreement, to confirm Buyer’s title to, and, to the full extent permitted by law, to put Buyer in actual possession and operating control of, the Interests and the assets and properties of the Acquired Companies and to use commercially reasonable efforts assist Buyer (but at Buyer’s sole cost and expense), in exercising all rights with respect thereto, and to fulfill Seller’s obligations under this Agreement.

5.6 Tax Matters.

(a)	The Seller shall prepare or cause to be prepared and file or cause to be filed (i) any Tax Returns of the Acquired Companies that are required to be filed during the period beginning on the day after the Original Closing Date and ending on the Closing Date (the “Relevant Period”) and (ii) any Tax Returns of Seller required to be filed by Seller relating to the Acquired Companies, which shall include all Taxes arising from the Seller’s sale of the Interests of the Acquired Companies (which shall be treated as provided in Section 5.6(c)). The Buyer shall prepare, or cause to be prepared, and shall file, or cause to be filed, any Tax Returns of the Acquired Companies that are not described in the first sentence of this Section 5.6(a). As to any such Tax Return that is described in the second sentence of this Section 5.6(a) and that is for a Tax period that (i) ends on or before the Closing Date, or (ii) begins on or before the Closing Date and with respect to which there may be Seller Straddle Period Taxes (as defined in Section 5.6(e)), the Buyer shall provide a draft copy of such Tax Return to the Seller at least five (5) business days prior to the filing of such Tax Return to allow the Seller to review and to comment in writing on such Tax Return. If the Seller provides any written comments to Buyer, the Seller and the Buyer shall cooperate to resolve such comments prior to the due date for filing such Tax Return. Pursuant to Section 5.6(e) Seller shall promptly remit to Buyer (x) any Seller Straddle Period Taxes paid with any Tax Return filed by Buyer pursuant to this Section 5.6(a) and (y) any other Taxes paid by Buyer for the Relevant Period with respect to any Tax Return filed by Buyer pursuant to this Section 5.6(a).

(b)	Buyer and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of any Tax Returns pursuant to this Section 5.6 and any audit, litigation or other proceeding with respect to Taxes of the Acquired Companies. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis.

(c)	The parties hereto acknowledge and agree that the sale and purchase of the Interests of the Acquired Companies will be treated as the sale of all of the assets and liabilities of the Acquired Companies for federal and state income Tax purposes, and agree to report the sale and purchase as a taxable asset purchase transaction for all income Tax purposes.

(d)	Seller shall be responsible for (i) any sales or use Tax, or any similar transfer or transactional taxes attributable to Seller’s sale of the Interests of the Acquired Companies, and (ii) any Taxes on income or gains recognized by Seller attributable to Seller’s sale of the Interests of the Acquired Companies.

(e)	The Seller shall be liable for, and shall indemnify and hold Buyer harmless from, (i) all Taxes, including Seller Straddle Period Taxes (as defined below), of the Seller or the Acquired Companies, or relating to either of the Acquired Company’s operations, and attributable to the Relevant Period, (ii) all sales or use or transfer or transactional Taxes attributable to Seller’s sale of the Interests of the Acquired Companies, and (iii) any Taxes imposed on Seller by reason of income or gain recognition of Seller pursuant to the Seller’s sale of the Interests of the Acquired Companies. The Seller shall be responsible for reimbursing Buyer for such Taxes within 30 days of receipt of notice from Buyer of the amount of such Taxes. For purposes hereof, Taxes with respect to any taxable period that begins after the Original Closing Date and includes (but does not end on) the Closing Date (a “Straddle Period”) shall be apportioned to the period beginning after the Original Closing Date and ending on or before the Closing Date (the “Pre-Closing Period”) as follows: (i) the portion of any real, personal and intangible property Taxes (“Property Taxes”) equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Period and the denominator of which is the number of days in the Straddle Period; and (ii) any Taxes other than Property Taxes computed as if such Straddle Period ended on the Closing Date (the “Seller Straddle Period Taxes”). Buyer shall indemnify and hold Seller harmless from all Taxes payable by the Buyer or Acquired Companies, or relating to either of the Acquired Company’s operations, and attributable to any taxable period or portion of a period that ends after the Closing Date (other than the amount of the Seller Straddle Period Taxes).

5.7 Employee and Employee Plan Matters. Seller represents, warrants and covenants to Buyer as follows:

(a)	The Seller has taken (or caused to be taken) all necessary actions so that any Employee who becomes employed by an Acquired Company, the Buyer or any affiliate of the Buyer immediately following the Closing Date (each, a “Continuing Employee”) shall cease to be eligible to participate in, or be covered by, any Employee Plan maintained by the Seller effective as of the Closing Date, including, but in no way limited to, the termination of each Acquired Company’s status as a participating employer in any Employee Plan maintained by the Seller. In addition, solely for purposes of the applicable Employee Plan, each Continuing Employee shall be treated as having incurred a termination of employment from Seller with respect to any Employee Plan maintained by the Seller either (1) intending to be a Code Section 401(k) arrangement or (2) providing for equity compensation with respect to Seller’s common stock. The parties hereto agree that, the Acquired Companies, the Buyer and the Buyer’s affiliates will not have any obligations or liabilities under such Employee Plans, except to the extent such obligations or liabilities arise with respect to Continuing Employees after the Closing Date.

(b)	Buyer shall provide (or cause to be provided) Continuing Employees with service credit for eligibility, participation, and vesting purposes under each Employee Plan maintained by the Buyer (other than a defined benefit plan) for their period of service with the Seller and predecessors prior to the Closing Date, except where doing so would cause a duplication of benefits.

(c)	The parties hereto agree that with respect to any Former Employee of the Seller or an Acquired Company, as applicable, whose employment was terminated by the Seller or the Acquired Company, as applicable, on or prior to the Closing Date or whose employment was transferred from the Acquired Company to the Seller or any affiliate of Seller on or prior to the Closing Date, the Seller and its ERISA Affiliates (other than the Acquired Companies) retain responsibility for benefits including, but not limited to, severance benefits, short-term disability, long-term disability, medical, dental and COBRA continuation coverage and employment-related claims to which such Former Employee is entitled. Buyer shall be responsible for all obligations related to benefits including, but not limited to, severance benefits, short-term disability, long-term disability, medical, dental and COBRA continuation coverage and employment-related claims incurred after the Closing Date with respect to Continuing Employees.

(d)	As of the Closing Date, Buyer shall assume and pay or cause to be assumed and paid, when due, all liabilities and obligations of Seller or any of its ERISA Affiliates relating to accrued vacation and personal days of Continuing Employees.

(e)	The Seller and the Buyer agree that, pursuant to the “Standard Procedure” provided in Section 4 of Revenue Procedure 2004-53, with respect to the filing and furnishing of Internal Revenue Service Forms W-2, W-3 and 941 for the calendar year in which the Closing occurs, (i) the Seller and the Buyer shall report on a “predecessor-successor” basis, as set forth therein, (ii) the Seller shall furnish Form W-2 to any Continuing Employee and Forms W-2 and W-3 to the Social Security Administration, with respect to wages paid during the calendar year by Seller to any Continuing Employee, (iii) the Buyer shall furnish Form W-2 to any Continuing Employee and Forms W-2 and W-3 to the Social Security Administration, with respect to wages paid during the calendar year by Buyer to any Continuing Employee, (iv) Buyer shall require any Continuing Employee to provide Buyer with new Forms W-4 and W-5, and (v) Seller shall keep on record all Forms W-4 and W-5 previously provided by any Continuing Employee to Seller, and shall provide Buyer with such data relating to Continuing Employees as shall be necessary for the Buyer to satisfy its obligations accurately and in accordance with the law.

(f)	Nothing contained in this Agreement or in any other agreement or document executed or delivered by Buyer in connection with the transactions contemplated hereby will be deemed or construed to constitute a commitment of Buyer, or the Acquired Companies to retain any Employees for any particular period of time or at any particular rate of compensation on or after the Closing Date or to continue any plan, arrangement or other commitment of any kind relating to any employee benefits, welfare, insurance, incentive/bonus plans or compensation, perquisites or similar matters of any kind or nature for any particular period of time or at any particular level, on or after the Closing Date.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

6.1 Survival of Representations and Warranties. The representations and warranties of Seller contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate on the second anniversary of the Closing Date, provided, however, that the representations and warranties contained in Section 3.3 (Capital Structure) and Section 3.15 (Tax Matters) (such representations and warranties, the “Unlimited Representations”) shall survive until 90 days after the expiration of the applicable statutes of limitation period, and that any breach of a representation or warranty resulting from fraud, intentional misrepresentation or knowing and willful misconduct shall survive indefinitely. The representations and warranties of Buyer contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall terminate on the second anniversary of the Closing Date, and any breach of a representation or warranty resulting from fraud, intentional misrepresentation or knowing and willful misconduct shall survive indefinitely. The covenants and agreements of the parties shall survive the Closing and any investigation at any time made and the consummation of the transactions contemplated hereby until fully performed.

6.2 General Indemnification.

(a)	Seller (the “Seller Indemnifying Party”) hereby agrees to indemnify and hold harmless Buyer and the Acquired Companies (following the Closing) and each of their respective officers, directors, employees, contractors, agents, successors, shareholders, members, assigns and affiliates (collectively, the “Buyer Indemnified Parties”), against all claims, losses, liabilities, damages, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by such Buyer Indemnified Parties directly or indirectly arising out of, relating to or resulting from (i) any breach or inaccuracy of a representation or warranty of Seller contained in this Agreement or in any certificate delivered by Seller or its affiliates pursuant to this Agreement (without giving effect, for purposes of determining the amount of any Losses related to any such breach or inaccuracy, to any limitation as to “materiality,” “material adverse effect,” “Material Adverse Effect” or similar qualifications set forth therein), (ii) any failure by Seller to perform or comply with any covenant applicable to it contained in this Agreement, (iii) any actions, suits or proceedings brought by third parties (including any Government Authority), regardless if disclosed in the Disclosure Letter, related to the Business and related events (or omissions) occurring or actions taken during the period commencing on the Original Closing Date and ending on the Closing Date, (iv) any of the Acquired Companies’ Transaction Expenses not paid in full by Seller prior to Closing, (v) any of the liabilities expressly retained by Seller and its ERISA Affiliates under Section 5.7, and (iv) any of the liabilities expressly retained by Seller under Section 5.6(e) (Tax). For purposes of this Agreement, the terms “Loss” and “Losses” shall not include lost profits, consequential damages and punitive damages with respect to direct claims between Buyer and Seller, but shall include lost profits, consequential damages and punitive damages with respect to Third Party Claims that are actually paid by an Indemnified Party and for which indemnification is obtained hereunder.

(b)	Buyer hereby agrees to indemnify and hold harmless Seller and its officers, directors, employees, members, agents, successors, assigns and affiliates (collectively, the “Seller Indemnified Parties”), against all Losses incurred or sustained by the Seller Indemnified Parties arising out of, relating to or resulting from (i) any breach of a representation or warranty of Buyer contained in this Agreement or in any certificate delivered by Buyer or its affiliates pursuant to this Agreement (without giving effect, for purposes of determining the amount of any Losses related to any such breach or inaccuracy, to any limitation as to “materiality,” “material adverse effect,” “Material Adverse Effect” or similar qualifications set forth therein), (ii) any failure of Buyer to perform or comply with any obligation applicable to Buyer contained in this Agreement, (iii) any actions, suits or proceeding brought by third parties (including any Government Authority), related to the Business to the extent related to events (or omissions) occurring or action taken before the Original Closing Date or after the Closing Date, and (v) any liabilities expressly assumed by Buyer related to the Business hereunder.

6.3 Limitation on Claims. None of the Buyer Indemnified Parties shall be entitled to seek recovery of Losses under clause (i) or (iii) of Section 6.2(a) unless and until Buyer has paid or incurred Losses in excess of $50,000 in the aggregate (the “Threshold Amount”), in which case Buyer shall be entitled to recover all Losses so identified including the Threshold Amount up to a maximum of One Million Dollars ($1,000,000) (the “Indemnity Cap”); provided, however, that neither the Threshold Amount nor the Indemnity Cap shall apply to any claims for Losses made by Buyer under clause (i) of Section 6.2(a) with respect to any breaches or inaccuracies of an Unlimited Representation and Buyer shall be entitled to indemnity for all of its Losses resulting from any breach or inaccuracy of an Unlimited Representation without regard to the Threshold Amount or the Indemnity Cap. All Losses shall be determined net of any insurance proceeds actually recovered by the Indemnified Party with respect to the matter for which the Losses relate, and each Indemnified Party shall be obligated to use its commercially reasonable efforts to collect the maximum amount of any such available insurance proceeds. If an Indemnified Party is insured with respect to Losses for which the Indemnifying Party is obligated to indemnify the Indemnified Party under this Agreement, the Indemnifying Party’s obligations to indemnify the Indemnified Party pursuant to this Article 6, shall be reduced to the extent of the proceeds received by the Indemnified Party from such insurance coverage. If the Indemnifying Party shall have paid the Indemnified Party for Losses for which the Indemnified Party subsequently obtains an insurance recovery, the Indemnified Party will promptly pay the proceeds of such recovery to the Indemnifying Party.

6.4 Indemnification Procedure.

(a)	If Buyer seeks indemnification under this Article VI unrelated to a third party claim, Buyer shall deliver an Officer’s Certificate to the Seller. The Seller will either object to such claim by delivering written notice to Buyer specifying the basis for such objection within fifteen (15) days following receipt by the Seller of notice from Buyer regarding such claim or pay the Losses specified in such notice within such fifteen (15) day period; provided, however, that if Seller does neither, Buyer may treat such failure to act as an objection to such claim by Seller.

(b)	If Seller seeks indemnification under this Article VI unrelated to a third party claim, Seller shall deliver an Officer’s Certificate to Buyer. The Buyer will either object to such claim by delivering written notice to Seller specifying the basis for such objection within fifteen (15) days following receipt by the Buyer of notice from Seller regarding such claim or pay the Losses specified in such claim within such fifteen (15) day period; provided, however, that if Buyer does neither, Seller may treat such failure to act as an objection to such claim by Buyer.

(c)	For the purposes hereof, “Officer’s Certificate” shall mean a certificate signed by any officer of the applicable party (i) stating that such or other Indemnified Party has paid, sustained, incurred, or properly accrued, or reasonably anticipates that it will have to pay, sustain, incur, or accrue Losses, and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained, incurred or properly accrued, or the basis for such anticipated liability.

6.5 Resolution of Conflicts.

(a)	If Seller or Buyer shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses within fifteen (15) days after delivery of such Officer’s Certificate (or be deemed to have so objected), Seller and Buyer shall attempt to resolve such claims through a mutually agreeable mediation process with a third party mediator, the costs of which mediation and mediator shall be shared equally. If the mediation is unsuccessful, either party may commence legal action against the other party in connection with such claims.

6.6 Third-Party Claims.

(a)	Notice of Third Party Claims. If any action, claim, suit, proceeding, arbitration, order, or governmental investigation or audit is filed or initiated by any third party (a “Third Party Claim”) against any Buyer Indemnified Parties or Seller Indemnified Parties, written notice of such Third Party Claim will be given to the party owing indemnity (an “Indemnifying Party”) as promptly as reasonably practicable (and in any event within ten (10) days after the service of the citation or summons); provided, however, that the failure of any Indemnified Party to give timely notice will not affect any rights to indemnification hereunder except to the extent that the Indemnifying Party is prejudiced or damaged by such failure to receive notice.

(b)	Defense and Settlement by Indemnifying Party.

(i)	After notice of a Third Party Claim is given under Section 6.6(a) and in the absence of a Conflict of Interest (as defined below), the Indemnifying Party may give notice that it wishes to control the defense of such Third Party Claim (which such notice must include an acceptance of indemnification responsibility for such claim by the Indemnifying Party in favor of the Indemnified Party), in which case the Indemnifying Party shall (A) take control of the defense and investigation of the Third Party Claim, (B) employ and engage attorneys of its own choice to handle and defend the Third Party Claim at the Indemnifying Party’s cost, risk and expense, which attorneys must be reasonably satisfactory to the Indemnified Party, and (C) subject to Section 6.6(b)(ii) below, compromise or settle the Third Party Claim; provided, however, that the Indemnified Party shall have the right to participate in the defense of any Third Party Claim at its own expense.

(ii)	Notwithstanding Section 6.6(b)(i)(C) above, no such compromise or settlement of the Third Party Claim may be made without the written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed.

(iii)	The Indemnifying Party will provide the Indemnified Party access to all records, documents and personnel of the Indemnifying Party and keep the Indemnified Party informed relating to any Third Party Claim under this Section 6.6.

(iv)	The term “Conflict of Interest” means that the named parties to a Third Party Claim include both of the Indemnifying Party and the Indemnified Party and the Indemnified Party has been advised in writing by counsel that there exist one or more legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, and which, if asserted, would create a conflict of interest with the Indemnifying Party.

(c)	Defense and Settlement by Indemnified Party.

(i)	If the Indemnifying Party fails to assume the defense of such Third Party Claim within fifteen (15) days after receipt of notice thereof pursuant to this Section 6.6 or there is a Conflict of Interest, the Indemnified Party may (A) take control of the defense and investigation of the Third Party Claim, (B) employ and engage attorneys of its own choice to handle and defend the Third Party Claim at the Indemnifying Party’s cost, risk and expense, which attorneys must be reasonably satisfactory to the Indemnifying Party, and (C) subject to Section 6.6(c)(ii) below, compromise or settle the Third Party Claim.

(ii)	Notwithstanding Section 6.6(c)(i)(C) above but also subject to Section 6.6, no such compromise or settlement of the Third Party Claim may be made without first seeking the written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed; provided, however, that if such consent is withheld, conditioned or delayed, then the Indemnified Party shall nonetheless be entitled to compromise or settle such Third Party Claim without prejudice to its rights to recover any Losses related to such Third Party Claim (including the compromise or settlement thereof) hereunder.

(iii)	The Indemnified Party will provide the Indemnifying Party access to all records, documents and personnel of the Indemnified Party and keep the Indemnifying Party informed relating to any Third Party Claim under this Section 6.6.

(iv)	Liability, Costs and Expenses. The Indemnifying Party will be liable for any settlement of any action effected pursuant to and in accordance with this Section 6.6 and for any final judgment (subject to any right of appeal), and the Indemnifying Party agrees to indemnify and hold harmless the Indemnified Party from and against any damages by reason of such settlement or judgment. Regardless of whether the Indemnifying Party or the Indemnified Party takes up the defense, the Indemnifying Party will pay the costs and expenses in connection with the defense, compromise or settlement for any Third Party Claim under this Section 6.6.

6.7 Subrogation. With respect to any Third Party Claim for which the Indemnifying Party is obligated to indemnify the Indemnified Party, the Indemnifying Party shall be subrogated to all rights and claims of the Indemnified Party with respect to such Loss.

6.8 Exclusive Remedy. From and after the Closing Date, the indemnification obligations pursuant this Article VI shall constitute the sole and exclusive remedies (other than a remedy for fraud) of Buyer (including the Indemnified Parties) or Seller, respectively, for the breach of any representation or warranty in this Agreement by Buyer or Seller, as the case may be, and Buyer and Seller shall not be entitled to rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, whether such claims or rights are based on tort, contract or otherwise, all of which Buyer and Seller waive and agree not to pursue.

ARTICLE VII

GENERAL PROVISIONS

7.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, or upon receipt or refusal of delivery if delivered by commercial delivery service or if mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission from the recipient of such facsimile) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Seller, to:

NightHawk Radiology Holdings, Inc.

4900 N. Scottsdale Road, 6th Floor

Scottsdale, AZ 85251

Attention: General Counsel

Facsimile: (208) 763-3640

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

Attention: Patrick J. Schultheis

Fax: (206) 883-2699

(b)	if to the Buyer, to:

FutureRad, LLC

1443 Place Vendome

Winter Park, FL 32789

Attention: Mark S. Martin

with a copy to:

Mr. Mark T. Johnson, Esq.

Winthrop & Weinstine, P.A.

Suite 3500, 225 South 6th Street

Minneapolis, Minnesota 55402

Facsimile: 612-604-6907

7.2 Expenses. All fees and expenses incurred in connection with this Agreement including, without limitation, all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties incurred by a party hereto, in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby (“Transaction Expenses”), shall be the obligation of the respective party incurring such fees and expenses.

7.3 Entire Agreement. This Agreement (as qualified by the Disclosure Letter), Exhibits and Schedules hereto and thereto, and the documents and instruments and other agreements among the parties hereto referenced herein: (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof and thereof; and (b) is not intended to confer upon any other Person any rights or remedies hereunder.

7.4 Severability. If any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

7.5 Investigation, Rights Reservation. Notwithstanding anything to the contrary set forth in this Agreement, the representations and warranties made by a party under this Agreement or in any certificate, instrument, or other document delivered by or on behalf of a party pursuant to this Agreement will not be affected by any investigation of Seller and its affiliates, on the one hand, and Buyer and its affiliates, on the other hand, or by the knowledge of Seller and its affiliates, on the one hand, and Buyer and its affiliates, on the other hand, that any such representation or warranty is or may be untrue or inaccurate. Furthermore and without limiting the foregoing, any waiver of the rights of any party under this Agreement must be express and in writing.

7.6 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within Hennepin County, Minnesota, in connection with any matter based upon or arising out of this Agreement, and agrees that process may be served upon them in any manner authorized by the laws of the State of Minnesota for such Persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

7.7 Specific Performance. The parties hereto agree that irreparable damage will occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

7.8 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

7.9 Representation by Counsel. Each party hereto represents, warrants and agrees that it has been represented by counsel of its own choosing during the negotiation and execution of this Agreement and, therefore, waives the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or documents. The authorized officers of each party have carefully read and fully understand this Agreement in its entirety, have had it fully explained to them by such party’s respective counsel, and are fully aware of the contents and meaning, intent and legal effect of this Agreement.

7.10 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties against whom enforcement is sought.

7.11 No Third Party Beneficiaries. Nothing in this Agreement is intended to or does confer any rights or remedies under, or by reason of, this Agreement on any Persons other than the parties hereto and their respective successors and permitted assigns.

7.12 Attorney Client Privilege. No waiver of the Acquired Companies’ attorney-client privilege is intended or effected by the sale of the Interests of the Acquired Companies to the Buyer in this Agreement.

7.13 Disclosure Letter. Seller and the Acquired Companies have included references in the Disclosure Letter to the particular Section of this Agreement that relates to each disclosure. The disclosures in the Disclosure Letter relate only to the representations and warranties in the Section of this Agreement to which they expressly relate and to such other Sections of this Agreement to which the applicability of such disclosure is reasonably apparent from the face of such disclosure, whether or not repeated under any Section number where such disclosure might be deemed appropriate. If there is any inconsistency between the statements in the body of this Agreement and those in the Disclosure Letter (other than an exception expressly set forth as such in the Disclosure Letter with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties set forth below have caused this Membership Interest Purchase Agreement to be signed as of the date first written above.

“SELLER”	NIGHTHAWK RADIOLOGY HOLDINGS, INC., a Delaware corporation

	By:	/s/ Paul E. Cartee
Paul E. Cartee
Senior Vice President and General Counsel

“BUYER”	FUTURERAD, LLC, a Florida limited liability company

	By:	/s/ Mark S. Martin
Mark S. Martin
Title: Managing Member